Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 22, 2021

JOC.com

Transfix IPO an acid test for upstart ‘digital’ 3PL sector

September 22, 2021

By Eric Johnson

Transfix IPO an acid test for upstart ‘digital’ 3PL sector

Much of the focus around the venture capital-backed, digitally native third-party logistics providers (3PLs) that have emerged over the past decade has been on how they might perform as public companies — and how patient shareholders might be if not immediately profitable. With digital freight broker Transfix announcing a plan to go public soon, the industry is about to find out.

New York-based Transfix on Tuesday said it has been acquired by a special purpose acquisition company (SPAC) created by one of its venture investors, G Squared, with the intention of taking the company public by the first quarter of 2022. It will be the first independent logistics technology startup founded in recent years to go public, and thus will serve as a reference point to other venture-backed businesses contemplating a similar path.

The other question Transfix’s move might answer is how such digitally native companies stack up operationally in comparison with other publicly traded North American freight brokers, of which there are many, including CH Robinson and XPO Logistics. As a private company, Transfix has never published operational or financial performance metrics.

“There’s a history and data of brokers in public markets for people to look to,” Bruce Chan, director for global logistics and future mobility at the investment bank Stifel, said. “People will figure out whether the price is right.”

he SPAC acquisition values Transfix at $1.1 billion, anywhere from a four- to six-times multiple on its gross revenue, according to a report from the Wall Street Journal

(https://www.wsj.com/articles/digital-freight-startup-transfix-going-public-in-spac-deal-11632218400) Tuesday, derived from an investor presentation. The low end of that multiple is based on Transfix’s expected revenue of $281 million in 2021, WSJ reported, and the high end would be based on the $181 million in revenue it brought in last year.

Different investors, different metrics

According to one early-stage supply chain-focused investor who did not want to be identified, four to six times gross revenue is “pretty good for a broker.” Basing a valuation on gross revenue is a typical way for venture investors to view companies, while public market analysts tend to value 3PLs based on their profitability.

That, Chan said, is where Transfix’s valuation appears out of step with the market, especially in light of recent comparisons to large, incumbent brokers Echo Global Logistics and Transplace. Echo, which had been public, was acquired Sept. 10 (/trucking-logistics/trucking-freight-brokers/echo-deal-pushes-private-equity-deeper-logistics_20210910.html) by private equity firm The Jordan Company for $1.3 billion, a deal Chan said represented great value for the acquirer, calling Echo “criminally undervalued.” Uber Freight acquired privately owned Transplace (/trucking-logistics/trucking-freight-brokers/uber-freight-buy-transplace-225 billion_20210722.html) for $2.2 billion in July.

Although Transfix going public will give the industry deeper insight into the impact technology can have on broker margins, it will also give logistics technology providers more insight into how a venture-backed startup performs as a publicly traded company. That’s generally the desired outcome for companies that have taken on significant venture investment.

Uber Freight is publicly traded, but only as a part of the wider Uber umbrella, not as a standalone company. It has yet to be profitable, and Transfix projects to be profitable only by 2024, to the tune of $44 million on $1.1 billion in revenue, WSJ reported. For context, privately owned Arrive Logistics, a fast-growing Austin-based brokerage that doesn’t emphasize its digital nature to the same extent as Transfix, recently announced revenue of more than $1 billion this year.

The SPAC acquisition gives Transfix roughly $375 million in capital, which the company’s co-founder and current chairman Drew McElroy described as a “fortress balance sheet.”

“The truth is, we’re ready to be a public company, to say to the world, ‘This is what we are,’” McElroy told JOC.com. “We’ve buttoned up, we’ve done the homework to make sure we’re a real company. It’s not just the capital you bring in, the public market equity. It opens up strategic optionality. The tradeoff is, are you ready to be a public company? We’re not worrying about our profile vis a vis the traditional businesses.”

Digital coming of age?

Founded in 2013, Transfix was the earliest of a cohort of companies collectively dubbed “digital freight brokers,” a moniker that has in equal parts enchanted venture investors and annoyed industry incumbents, who argue that domestic 3PLs have long built and incorporated technology into their businesses.

Newer entrants, such as Convoy, Loadsmart, and Uber Freight, contend that they are developed from the ground up, with modern system architecture that allows them to automate processes and structure data in ways older systems can’t. The fragmentation of the brokerage market has also allowed so ware providers catering to brokers to emerge, giving them tools to compete with venture-backed upstart rivals.

McElroy said the company has had no problem winning business, including from enterprise customers, but he acknowledged that being public gives it an added degree of legitimacy in the market.

“Shippers and companies in general feel more comfortable with a more secure business partner,” he said. “They can see financial statements, that we’re not only well-capitalized, but we’re not subsidizing rates.”

Transfix has raised a total of $128.5 million in venture capital to date, according to early-stage financial database Crunchbase, and McElroy said the company has been “judicious” in taking on more capital. He said he’s not concerned about how Transfix will stack up in the minds of Wall Street analysts as they make comparisons to companies with established public track records.

Chan, meanwhile, said that the ability to automate freight transactions is not the sole marker of a successful public company, and that technology — part of a three-legged stool of people, processes, and technology — is often over-emphasized relative to processes.

“One-hundred percent automated transactions, from talking to brokers, I don't think it’s the holy grail,” he said. “They have said, ‘We could probably get there now or pretty soon, but we don’t because it’s not what the customer really wants.’ And they’re constrained by other factors. Big shippers are not able to use a platform for everything they do. Automated works for commoditized freight and shippers on the smaller end of the spectrum.”

McElroy said access to public equity will give Transfix the juice to transform from a truckload transportation provider to what he visualized when starting the company.

“We’ve started to launch the additional tentacles outside of truckload, which is mature at this point, from LTL (less-than-truckload), the TMS (transportation management system), fleet management on the carrier side,” he said. “This is not a truckload product; this is a digital transportation product that needs a robust set of options for customers.”

Transfix has yet to make any acquisitions, but McElroy said the company has not ruled out purchasing additional technology and expertise. “Everything is a build-versus-buy decision,” he said. “There’s no explicit plan to do this or that; it’s the overall plan to reach where we think we can. Every growth decision we have to make will be build versus buy.”

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.